Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Arch Coal, Inc. Company for the registration of debt securities, warrants, purchase contracts, units, preferred stock, depositary shares, common stock, guarantees of debt securities and to the incorporation by reference therein of our reports dated February 29, 2012, with respect to the consolidated financial statements and schedules of Arch Coal, Inc, and the effectiveness of internal control over financial reporting of Arch Coal Inc., included and/or incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

February 29, 2012